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                                                                  EXHIBIT (a)(1)

                                                                January 28, 2000

[LOGO APPEARS HERE]

Dear Stockholder:

   I am pleased to inform you that on January 21, 2000, Echelon International Corporation (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with ETA Holding LLC and EIN Acquisition Corp. (the "Purchaser"). Pursuant to the Merger Agreement, the Purchaser today commenced a tender offer to purchase all outstanding shares of the Company's Common Stock, par value $0.01 per share, and associated preferred share purchase rights (the "Shares"), for $34.00 per Share in cash. Under the Merger Agreement, the tender offer will be followed by a merger in which any remaining Shares (other than Shares held by dissenting stockholders, if applicable) will be converted into the same consideration as is paid in the tender offer.

   Your Board of Directors, with two interested directors abstaining, approved the tender offer, determined that the tender offer is fair to and in the best interests of the stockholders of the Company, and recommends that all holders of Shares accept the tender offer and tender their Shares pursuant to the tender offer.

   In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors which are described in the enclosed
Schedule 14D-9, including, among other things, the opinion of Donaldson, Lufkin & Jenrette Securities Corporation as its financial advisor, that as of the date of the opinion and based upon and subject to the various considerations set forth therein, the $34.00 per Share cash consideration offer to the stockholders pursuant to the tender offer and the $34.00 per Share cash to be received by the stockholders pursuant to the Merger Agreement was fair to such holders from a financial point of view.

   Accompanying this letter is a copy of the Company's Solicitation / Recommendation Statement on Schedule 14D-9 as well as the Purchaser's Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering Shares. We urge you to read the enclosed materials carefully. The management and directors of the Company thank you for the support you have given the Company.

                                          Sincerely,

                                          DARRYL A. LECLAIR
                                          Chairman of the Board, President &
                                          Chief Executive Officer